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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 0-18287

                           NOTIFICATION OF LATE FILING
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           (Check One):  [ X ] Form 10-K    [   ] Form 11-K
                         [   ] Form 20-F    [   ] Form 10-Q
                         [   ] Form N-SAR
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For Period Ended:  December 31, 1999
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[   ]    Transition Report on Form 10-K
[   ]    Transition Report on Form 20-F
[   ]    Transition Report on Form 11-K
[   ]    Transition Report of Form 10-Q
[   ]    Transition Report on Form N-SAR
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For the Transition Period Ended:
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    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:           Orbital Sciences Corporation
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Former name if applicable:
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Address of principal executive office (Street and number):  21700 Atlantic
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Boulevard
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City, state and zip code:  Dulles, Virginia  20166
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                                     PART II
                             RULE 12b-25 (b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

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The company's current and previous auditors have not yet agreed whether certain costs related to the company's two principal space launch vehicles, Pegasus and Taurus, that were capitalized in 1995, 1996 and 1997, instead should have been expensed as incurred. The company is working with both audit firms to resolve the matter promptly. The company expects to file the 1999 Form 10-K on or before April 14, 2000.

                                     PART IV
                                OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

       Jeffrey V. Pirone                   (703)                   406-5000
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         (Name)                          (Area code)          (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                   [X] Yes            [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [ X ] Yes          [   ] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          It is anticipated that there will be a significant change in the company's results of operations for the period covered by the Form 10-K for the year ended December 31, 1999 from the prior reported fiscal year of the company. The company has reported on a preliminary basis a consolidated net loss for 1999 of between ($2.90) and ($3.25) per diluted share, and a consolidated net loss for the 1999 fourth quarter of between ($.48) and ($.55) per diluted share, in each case prior to resolution of the above matter and after considering the impact of the previously announced restatements of the company's financial statements. These results are preliminary financial results pending resolution of the matter discussed above and completion of the 1999 audit.

                          Orbital Sciences Corporation
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                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

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Date:  March 30, 2000                              ORBITAL SCIENCES CORPORATION
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                                                   By:      /s/ Jeffrey V. Pirone
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                                                            Jeffrey V. Pirone
                                                            Executive Vice President and
                                                              Chief Financial Officer




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